Exhibit 4.1

MAKTOOB.com Inc. (BVI)

SHARE OPTION PLAN 2

1.	PURPOSE

This share option plan (the “Plan”) is intended to provide incentives to selected employees, directors and officers (the “Eligible Employees”) of Maktoob.com Inc. BVI (“the Company”) and of any present or future parent or subsidiaries of the Company (collectively. “Related Corporations”) by providing such employees with an option to purchase a specified number of non-voting ordinary shares of par value US$0.01 each in the Company pursuant to the Company’s Memorandum and Articles of Association in force on the date hereof (the “Shares”) and further subject to the separate share option agreements granted pursuant to this Plan and made between the Company and the relevant Eligible Employees (the “Share Option”). The Company may, as determined by its Board of Directors or any administrative committee, also grant Share Options to employees of Related Corporations and other companies which are connected with the operations of The Company. The Share Options granted pursuant to this Plan are referred to hereafter individually as a “Share Option” and collectively as the “Share Options”. As used herein, the terms “parent” and “subsidiary” mean “Parent Corporation” and “Subsidiary Corporation”, respectively.

2.	ADMINISTRATION OF THE PLAN

A.	Board or Committee Administration. The Plan shall be administered by the Board of Directors of the Company (the “Board”). The Board may appoint a Compensation Committee (as the case may be, the “Committee”), consisting of at least the Maktoob.com CEO and two (2) Maktoob.com Board Directors from Abraaj Capital Limited, to administer the Plan and to grant Share Options hereunder, provided such Committee is delegated such powers in accordance with applicable law. (All references in this Plan to the “Committee” shall mean the Board if no such Compensation Committee has been so appointed). If the Company registers any class or series of equity security pursuant to the securities laws of any jurisdiction, the Plan shall be administered in accordance with the applicable provisions set forth in such securities laws.

B.	Authority of Board or Committee. Subject to the terms of the Plan, the Committee shall have the authority to: (i) determine the employees of the Company and Related Corporations (from among the class of employees eligible under paragraph 3 to whom the Share Options may be granted, and to determine such other persons to whom the Share Options may be granted: (ii) determine the time or times at which the Share Options may be granted: (iii) determine the strike price at which the Shares subject to each Share Option may be purchased, which price shall not be less than the minimum specified in paragraph 6: (iv) determine (subject to paragraph 7) the time or times when each Share Option shall become exercisable and the total duration of the exercise period: (v) determine whether restrictions such as repurchase options are to be imposed on the Shares subject to the Share Options and the nature of any such restrictions: (vi) impose such other terms and conditions with respect to the Share Options not inconsistent with the terms of this Plan and the Company’s Memorandum and Articles of Association in force on the date hereof as it deems necessary or desirable: and (vii) interpret the Plan and prescribe and rescind rules and regulations relating to it.

The interpretation and construction by the Committee of any provisions of the Plan or of any Share Option granted under it shall be final unless otherwise determined by the Board. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Share Option granted under it.

C.	Committee Actions. The Committee may select one of its members as its chairman and shall hold meetings at such time and places as it may determine. Acts by a majority of the Committee, acting at a meeting (whether held in person or by teleconference), or acts reduced to or approved in writing by all of the members of the Committee, shall be the valid acts of the Committee. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan, subject to compliance with the Company’s Memorandum and Articles of Association in force on the date thereof and paragraph 2A.

D.	Grant of Share Option to Board Members. A Share Option may be granted to members of the Board, subject to compliance with the applicable securities laws when required by paragraph 2A. All grants of Share Options to members of the Board shall be made in all respects in accordance with the provisions of this Plan applicable to other eligible persons.

3.	ELIGIBLE EMPLOYEES AND OTHERS

The Share Option may be granted to any employee of the Company or any Related Corporation. The Committee may take into consideration a recipient’s individual circumstances in determining whether to grant a Share Option. Granting a Share Option to any individual or entity shall neither entitle that individual or entity to, nor disqualify him from, participation in any other grant of share options.

4.	NON-VOTING ORDINARY SHARES

The Shares subject to the Share Option shall be authorised but unissued non-voting ordinary shares of the Company or non-voting ordinary Shares repurchased or redeemed and cancelled by the Company in accordance with the Companies Law of the British Virgin Islands. The aggregate number of Shares which may be issued pursuant to the Plan is up to 891,666 (Eight Hundred Ninety One Thousand, and Six Hundred and Sixty Six) subject to adjustment as provided in paragraph 13. Any such Shares may be issued pursuant to the exercise of the Share Options so long as the aggregate number of Shares so issued does not exceed such number, as adjusted. Until such time as the Company becomes subject to the certain provision of the applicable securities laws with respect to compensation earned under this Plan, if any Share Option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part or if any Shares issued pursuant to a Share Option have been repurchased by the Company in accordance with the terms of the agreement or instrument pursuant to which the Share Option is granted, then the unpurchased Shares subject to such Share Option and any Shares issued pursuant to a Share Option that have been so repurchased by the Company (or Shares in substitution thereof) shall again be available for grant under the Plan.

5.	GRANTING OF SHARE RIGHTS

The date of grant of a Share Option under the Plan will be the date specified by the Committee at the time it grants the Share Option.

6.	MINIMUM OPTION PRICE; LIMITATIONS

The minimum strike price per Share specified in the share option agreement relating to each Share Option granted under the Plan shall be US$1.40 (One US Dollar and Forty Cents).

7.	OPTION DURATION

Subject to earlier termination as provided in paragraphs 9 and 10, each Share Option shall expire on the date specified by the Committee and set forth in the executed share option agreement granting such Share Option, provided that the Share Option shall in any event expire not more than seven (7) years from the date of grant.

8.	EXERCISE OF SHARE OPTION

A.	Subject to the provisions of paragraphs 9 through 13, each Share Option granted under the Plan shall be exercisable as follows: Unless otherwise specified by the Committee or the Board and subject to paragraphs 9 and 10, the Share Options granted to Eligible Employees shall vest as follows:

(i)	100% on the third anniversary of the Vesting Commencement Date:

provided the optionholder has remained continuously employed by the Company on or prior to the relevant dates upon which additional Shares become purchasable pursuant to the relevant share option agreement. The “Vesting Commencement Date” means the execution date of any share option agreement.

The Board or the Committee may also specify such other conditions precedent as it deems appropriate to the exercise of a Share Option. The Board or the Committee may specify a different date from the actual date of grant to be the date of grant of a Share Option for the purposes of the Plan.

B.	Full Vesting of Installments. Once an installment becomes exercisable it shall remain exercisable until expiration or termination of the Share Option, unless otherwise specified by the Board or the Committee.

C.	Acceleration of Vesting. The Board or the Committee shall have the right to accelerate the vesting of any installment of any Share Option, as set forth in the relevant share option agreement. In addition, the date of exercise of any Share Option shall accelerate and vest immediately prior to the occurrence of an Exit Event provided that the determination by the Board of the point at which an Exit Event occurs shall be conclusive and binding on all parties. As soon as practicable before the date set for the occurrence of the Exit Event (as determined by the Board), the Board shall notify each optionholder of such date and make such arrangements as it considers appropriate to enable optionholders to exercise their options (such exercise being conditional on the occurrence of the Exit Event). Unexercised options shall lapse immediately after the occurrence of the Exit Event. An Exit Event shall mean either (a) the acquisition of a Controlling Interest in the Company by a Buyer, as defined in and pursuant to the Company’s relevant articles of the Memorandum and Articles of Association and the Subscription and Shareholders Agreement: or (b) the realization or disposal of substantially all of the assets of the Company by the Company.

The Company shall have the right to satisfy any Share Option granted under this Plan by making a cash payment equal to the net gain (if any) the optionholder would receive if he were to exercise the Share Option and receive Shares or in such other manner as the Committee may agree.

9.	TERMINATION OF EMPLOYMENT FOR REASONS OTHER THAN DEATH OR DISABILITY, FRAUD OR DISMISSAL FOR CAUSE

(a)	If an optionholder ceases to be employed by the Company or any Related Corporations, or ceases to be an officer of the Company or any Related Corporations, other than by reason of death or disability, or fraud or dismissal for cause, as defined in paragraph 10, any unvested part of his or her Share Option (as at the date of cessation). shall automatically lapse on the date of such cessation of employment, but as regards the vested part. it may be exercised and shall terminate after the passage of three (3) months from the date of termination of his or her employment, but in no event later than on their expiration date specified in the relevant share option agreement. The optionholder shall have the right, with regard to the Shares the optionholder has previously acquired and/or will acquire pursuant to the exercise of a vested Share Option, and still holds, to either retain the Shares acquired from such exercise, subject to the Company’s right to purchase the Shares held by the optionholder at the Fair Market Value (as defined in paragraph 10(B)(i)) at any time (including a Listing) after the date the optionholder ceases to be employed by the Company or any Related Corporations, or at any time prior to a Listing (as defined in the Company’s Subscription and Shareholders Agreement), sell the same to the Company at the Fair Market Value to be paid as provided in paragraph 10(B)(ii).

Nothing in the Plan shall be deemed to give any grantee of any Share Option the right to be retained in employment or other service by the Company or any Related Corporation for any period of time. The Board or the Committee may establish such provisions in individual share option agreements as it may deem appropriate with respect to the treatment of the Share Options other than upon the termination of the employment of the holder of the Share Option. No optionholder shall be entitled to any compensation whatsoever by reason of any termination or alteration of rights under the Plan.

10.	DEATH; DISABILITY; FRAUD OR DISMISSAL FOR CAUSE

A.	Death. If an optionholder ceases to be employed by the Company or any Related Corporations or ceases to be an officer of the Company or any Related Corporations by reason of the optionholder’s death all installments of the optionholder’s Share Option shall vest immediately and the Share Option may be exercised by the optionholder’s legal representative(s), at any time after such date but, subject to paragraph 8D, in no event later than the final expiration date set forth in the relevant share option agreement. The legal representatives of the optionholder shall have the right, with regard to all the Shares that the optionholder has previously acquired and/or which the legal representatives of the optionholder will acquire pursuant to the exercise of a vested Share Option, and still holds, to either retain such Shares acquired from such exercise, subject to the Company’s right to purchase the Shares held by the optionholder at the Fair Market Value at any time (including a Listing) upon the death of the optionholder, or at any time prior to a Listing, to sell the same to the Company at the Fair Market Value to be paid as provided in paragraph 10(B)(ii).

B.	Disability. If an optionholder ceases to be employed by the Company or any Related Corporations or ceases to be an officer of the Company or any Related Corporations by reason of his disability (as evidenced to the satisfaction of the Company) all installments of his Share Option shall vest immediately and, the Share Option may be exercised by the optionholder (or his legal representative(s), at any time after such date, subject to paragraph 8D, but in no event later than the final expiration date set forth in the relevant share option agreement. For the purposes of the Plan, the term “disability” shall mean “permanent and total disability”. The optionholder (or his legal representatives) shall have the right, with regard to the Shares that the optionholder has previously acquired and/or which his legal representatives will acquire pursuant to this exercise of a vested Share Option, and still holds, to either retain such Shares acquired from such exercise, subject to the Company’s right to purchase the Shares held by the optionholder at the Fair Market Value at any time (including a Listing) upon the disability of the optionholder, or at any time prior to a Listing, sell the same to the Company at the Fair Market Value to be paid as provided in paragraph 10(B)(ii).

(i)	For the purposes of paragraphs 9 and 10. “Fair Market Value” shall be determined as of the last business day (the “Valuation Date”) for which the prices or quotes, if the Shares are then traded on a national securities exchange, are available immediately prior to the date of cessation of employment and shall mean the higher of (A) the average (on the Valuation Date) of the high and low prices of the Shares on the principal national securities exchange on which the Shares are traded and (B) the average closing price for 5 days preceding the Valuation Date. If the Shares are not publicly traded on the date of cessation of employment, the Fair Market Value shall be deemed to be the fair value on the date of cessation of employment, as determined by the Committee or the Board.

(ii)	Subject to the exercise by the optionholder of the Share Option pursuant to paragraphs 9 or 10 above, the Company shall fully disburse an amount. equal to the Fair Market Value upon the determination of the Fair Market Value as set out above, or agree to cash cancel any vested Share Option which has not been exercised in return for the optionholder receiving the net gain that the optionholder would otherwise obtain from exercising his or her vested Share Option, in immediately available and freely transferable funds to the account of the optionholder or his legal representatives (as applicable) as the Company shall determine, or in such other manner as the Company may otherwise agree.

C.	Fraud or Dismissal for Cause. If an optionholder ceases to be employed by the Company or any Related Corporations or ceases to be an officer of the Company or any Related Corporations by reason of his fraud or by reason of his dismissal from his employment for cause, no vested and unexercised or further installments of the optionholder’s Share Option shall be or become exercisable following the date of such cessation of employment, and his Share Option shall terminate immediately. The Company shall have the option (but not the obligation) to purchase any Shares held by the optionholder at the strike price.

11.	ASSIGNABILITY

No Share Option shall be assignable or transferable by the optionholder unless specified in the separate share option agreement and during the lifetime of the grantee each Share Option shall be exercisable only by him or her. No Share Option and no right to exercise any portion thereof, may be assigned or transferred by way of security. Upon any attempt so to assign or create security contrary to the provisions thereof or hereof, such Share Option and such rights and privileges shall immediately become null and void.

12.	TERMS AND CONDITIONS OF SHARE RIGHTS

The Share Options shall be conferred by separate share option agreements (which need not be identical) in such forms as the Committee may from time to time approve. Such instruments shall conform to the terms and conditions set forth in paragraphs 6 through 11 hereof to the extent applicable and may contain such other provisions as the Committee deems advisable which are not inconsistent with this Plan. Without limiting the foregoing, such provisions may include transfer restrictions, rights of refusal, vesting provisions, repurchase rights and drag- along rights with respect to Shares, and such other restrictions as the Committee may deem appropriate. The Board (and, if so authorised, the Committee) may from time to time confer authority and responsibility on one or more of its own members and/or one or more officers of the Company to execute and deliver such separate share option agreements.

13.	ADJUSTMENTS

Upon the occurrence of any of the following events, an optionholder’s rights with respect to a Share Option granted to him or her hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in the written share option agreement between the optionholder and the Company relating to such Share Option.

A.	Share Dividends and Share Splits. Unless anything to the contrary is provided in a separate share option agreement, if the authorised non-voting ordinary Shares in the Company shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any non-voting ordinary Share as a dividend on its issued and outstanding non-voting ordinary Share, the number of Shares deliverable upon the exercise of the Share Option shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per Share to reflect such subdivision, combination or dividend.

B.	Consolidations. Mergers or Sales of Assets or Shares. In case of any reclassification, change or conversion of Shares issuable upon any exercise of a Share Option (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is a continuing body corporate and which does not result in any reclassification or change to rights attaching to the Shares issuable upon exercise of the Share Option), or in case of any sale of all or substantially all of the assets of the Company, the Company. or such successor or purchasing corporation, as the case may be, shall execute a new share option agreement with each optionholder (in form and substance satisfactory to each such optionholder) providing that the optionholder shall have the right to exercise such new share option and upon such exercise to receive, in lieu of the Shares which would have been issuable upon any exercise of the Share Option pursuant to his or her particular share option agreement, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change or merger by a holder of the same number of Shares. Such new share option shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this paragraph 13B. The provisions of this sub-paragraph B shall apply mutatis mutandis to successive reclassification, changes, mergers and transfers.

C.	Recapitalisation or Reorganisation. In the event of a reorganisation of the Company (other than a transaction described in sub-paragraph B above) pursuant to which securities of the Company or of another corporation are issued with respect to the issued and outstanding Shares, an optionholder upon exercising an Option shall be entitled to receive for the purchase price paid upon such exercise the securities he would have received if he/she had exercised his/her Share Option prior to such recapitalisation or reorganisation and had been the owner of the Shares receivable upon such exercise at such time.

D.	Issuances of Securities. Except as expressly provided herein, no issuance by the Company of shares of any class other than non-voting ordinary shares, or securities convertible into shares of any class other than non-voting ordinary shares, shall affect, and no adjustment by reason thereof shall be made with respect to the number or price of Shares subject to the Share Option.

E.	Fractional Shares. No fractional Shares shall be issued under the Plan, and the optionholder shall receive from the Company cash in lieu of such fractional Shares a cash payment based upon the strike price then in effect.

F.

Adjustments. Upon the happening of any of the foregoing events described in sub-paragraphs A, B or C above, the class and aggregate number of Shares set forth in paragraph 4 hereof that are subject to the Share Option which previously have been or subsequently may be granted under the Plan shall also be appropriately adjusted to reflect the events described in such sub-paragraphs. The Committee or the successor Board, as applicable, shall determine the specific adjustments to be made under this paragraph 13 and its determination shall be conclusive. If any person or entity owning Shares issued upon exercise of a Share Option conferred pursuant to a share option agreement receives shares or securities or cash in connection with a corporate transaction described in sub-paragraphs A, B or C above as a result of owning such Shares, except as otherwise provided in sub-paragraph B, such shares or securities or cash shall be subject to all of the conditions and restrictions applicable to the Shares with respect to which such shares or securities or cash were issued, unless otherwise determined by the Committee or the successor Board.

14.	MEANS OF EXERCISING SHARE OPTION

A.	A Share Option (or full installment thereof), which is limited to those installments of the Share Option which have previously vested, shall be exercised by the holder thereof giving written notice to the Company at its [principal office address]. Such notice shall identify the Share Option (or the full installment thereof) being exercised and specify the number of Shares as to which such Share Option (or the full installment thereof) is being exercised, accompanied by a bankers draft, cheque or wire transfer (or payment by such other means as specified by the Committee or the Board) equal to the then-applicable strike price multiplied by the number of Shares being purchased. The holder of a Share Option shall not have the rights of a shareholder with respect to any Shares until the optionholder’s name has been entered upon the Company’s register of members. Except as expressly provided above in paragraph 13 with respect to changes in capitalisation and dividends, no adjustment shall be made for dividends or similar rights whose record date falls prior to such date of entry upon the Company’s register of members.

15.	TERM AND AMENDMENT OF PLAN

The Plan shall expire on that date which is ten (10) years from the date of its adoption by the Board (except as to the Share Options outstanding on that date, if any).

The Board may terminate or amend the Plan in any respect at any time, provided that (a) the total number of Shares that may be issued under the Plan may not be increased (except by adjustment pursuant to paragraph 13); (b) the provisions of paragraph 3 regarding eligibility for grants of the Share Options may not be modified; (c) the provisions of paragraph 6 regarding the strike price at which Shares may be offered pursuant to the Share Options may not be modified (except by adjustment pursuant to paragraph 13); and (d) the expiration date of the Plan as set forth in this paragraph 15 may not be extended without (in each case) the prior written approval of the existing optionholders.

16.	AMENDMENT OF RIGHTS

The Board or Committee may amend, modify or terminate any Share Option including, but not limited to, substituting therefor another Share Option of the same or a different type, changing the date of exercise; provided that, except as otherwise provided in paragraphs 9. 10. and 15. a majority of the optionholder’s consent to such action shall be required unless the Board or Committee determines that the action, taking into account any related action, would not materially and adversely affect the optionholder.

17.	APPLICATION OF FUNDS

The proceeds received by the Company from the exercise of the Share Options granted under the Plan shall be used to satisfy the Company’s obligations and to exercise its rights under any option or other agreement.

18.	GOVERNMENTAL REGULATION

The Company’s obligation to issue and allot Shares under this Plan is subject to the approval of any governmental authority required in connection with the authorisation, issuance or sale of such Shares.

19.	WITHHOLDING OF ADDITIONAL INCOME TAXES

Upon the exercise of a Share Option, the Company, in accordance with tax law or regulations to which the optionholder is subject, may require the holder of the Share Option to pay additional withholding taxes in respect of the amount that is considered compensation forming part of such person’s gross income. The Committee in its discretion may make the exercise of a Share Option conditional upon the optionholder’s agreement to pay such additional withholding taxes.

20.	GOVERNING LAW; CONSTRUCTION

The validity and construction of the Plan and the share option agreements shall be governed by the laws of the British Virgin Islands. In construing this Plan, the singular shall include the plural and the masculine gender shall include the feminine and neuter, unless the context otherwise requires.